Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
Inco Exchange

Forward-Looking Statements
This document contains forward-looking information about Inco and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; statements regarding business and financial prospects; financial multiples; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to complete the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to our industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this document represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2004, and Inco’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005.
Important Legal Information
This document may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. Inco will prepare and file, if required, a registration statement on Form F-8, containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge, and other documents with the SEC. Falconbridge, if required, will file other documents regarding the proposed merger with the SEC.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders will be able to receive the registration statement and Inco’s other SEC filings free of charge at the SEC’s web site, www.sec.gov or from Inco’s media or investor relations departments.

You may be wondering ...
Inco has been mentioned as a takeover target itself. Is this our way of preventing that?
This acquisition stands on its own merits. The new Inco will be a stronger, larger and more diversified company with outstanding prospects in Canada and around the world. Together, we have great projects and great properties to meet growing demand in nickel and copper, as well as the financial firepower to bring them on stream.
Additionally, Falconbridge brings very good assets in aluminum and zinc. Given the metals prices that we’re seeing, these operations should provide excellent cash flow to the new company.
What happens next? Are the two companies now officially one?
No, not right away. Falconbridge common shareholders will need to tender shares so that our minimum bid conditions of obtaining 2/3 of these shares will be met. Once made, our offer must remain open for Falconbridge shareholders for at least 60 days. We also require regulatory clearances from the authorities in Canada, the U.S. and the European Union. We are optimistic that this will be accomplished in three months or so.
Who will run the new company?
Scott Hand will be Chairman and CEO of the new Inco and Derek Pannell will be President. An integration team will look at a host of things related to the acquisition, including the new management structure. There are a number of committed and talented people in both organizations to lead the success of the new Inco going forward.
Other management team members include Aaron Regent, Executive Vice-President, Strategy and Corporate Development; Steve Douglas, Executive Vice-President and Chief Financial Officer; Peter Goudie, Executive Vice-President, Marketing; and Ron Aelick, Executive Vice-President, Integration. Logan Kruger will be responsible for nickel operations and Peter Kukielski will be responsible for copper and other metals operations.
Visit ‘The Link’ for more FAQs.
“... for a good part of our shared history, people have been looking at Inco and Falconbridge and saying: ‘If only those two could get together.’ Well, that day has arrived.”
Scott Hand, Inco Chairman and CEO
“The new company will have a leading presence in the global mining landscape.”
Derek Pannell, CEO, Falconbridge
We’ll keep you informed ... every step of the way
We know how important it is to keep you informed of our progress. This is a critical time for all of us and we plan to communicate with you every step of the way. Information will be made available to you on the company’s intranet site, ‘The Link’ (http://link/). An external website on the acquisition is also available at www.inco.com/newinco.
If you have questions, we want to hear them. Employees worldwide are invited to send their questions to: employeequestions@inco.com. In North America, employees may call 1-866-203-5138 and leave a message. Answers to the most common questions will appear regularly on intranet updates. We may not always have the answers right away, but we’ll do our best to respond as quickly as possible.
INCO | exchange SPECIAL EDITION

The New Inco: A Global Powerhouse!
Inco is in the midst of one of the most exciting times in our history. If our offer to acquire all of the outstanding shares of Falconbridge Limited is completed as planned, we will immediately become the world’s largest nickel producer and a top copper producer with great opportunities for growth in both metals.
What does this mean to you as an employee?
Your talent and hard work have helped make Inco the great company it is today. Now as we set about creating a Canadian-based powerhouse in the global base metals sector, we’ll be relying on your expertise and commitment more than ever.
Combining these two great companies will give us greater global reach, more financial muscle and even stronger growth prospects than we had before — in nickel and now in copper as well.
Our core belief has always been that nickel enjoys the best prospects of any metal. That remains true. But as Scott Hand has always said, “if we could get into other metals that we know well, we would do it under the right circumstances.”
Copper is a natural adjunct to our nickel business — we believe that they are the two most attractive metals. Coupled with strong assets in aluminum and zinc, this combination creates tremendous opportunity for the future.
Inco Chairman and CEO Scott Hand (left) and Derek Pannell, CEO of Falconbridge, at the downtown Toronto press conference held October 11, 2005.
What is the effect on jobs?
When one company acquires another, understandably one of the first concerns among employees is job loss. This acquisition will not affect jobs at most operations.
However, in the short-term, consolidation of our combined support and service groups in Sudbury, where both companies have operations, will result in minimal job losses. We expect to be able to handle this through attrition. There will also be some jobs lost in our respective Toronto offices where some functions overlap. The integration process is still being looked at and is conditional on the transaction closing. We will keep employees informed as the combined corporate office staffing requirements become clear.
INCO | exchange SPECIAL EDITION

Two proud histories
The new Inco will build on the strength and proud histories of two leading Canadian mining companies
(Please note all figures are in US dollars)

Founded in 1902 as the International Nickel Company
Ranking: World’s second largest nickel producer
Important producer of: copper, cobalt, precious metals and major producer of value-added specialty nickel products
Operations: 11,000 employees in 18 countries
Sales: $2.3 billion (six months ended June 30, 2005)
Net income: $528 million (six months ended June 30, 2005)
Market capitalization: $9 billion (as at Sept. 30, 2005)

Founded in 1922 (Noranda), 1928 (Falconbridge)
Ranking: World’s fourth largest nickel producer, eighth largest copper producer and third largest zinc producer.
Integrated aluminum and zinc operations
Operations: 14,500 employees in 18 countries
Sales: $4.1 billion (six months ended June 30, 2005)
Net income: $378 million (six months ended June 30, 2005)
Market capitalization: $10 billion (as at Sept. 30, 2005)
A snapshot of the new Inco (Pro forma)
Operations:
25,500 employees in 28 countries
Ranking:
World’s largest producer of nickel, 8th largest producer of copper, 3rd largest producer of zinc, and a leading cobalt producer
Revenues:
$6.4 billion (six months ended June 30, 2005)
Production:
It is estimated that the new company will produce 735 million pounds of nickel in 2005 and 1,330 million pounds of copper in 2005
The ‘synergy’ factor
Syn·er·gy (definition): Co-operative interaction among groups that creates an enhanced combined effect.
How will we capitalize on synergies?
In the near-term, we estimate that merging our Sudbury operations and administrative functions will save us at least $350 million a year by the end of 2007. This will also help us maximize processing capacity. We’ll be able to more effectively match assets to processes and feeds across the operations to significantly improve our performance.
An example of how this synergy can work for us:
Right now, high-copper content ore from Inco’s McCreedy East Mine in Levack travels many miles to Inco’s mill in Sudbury. Nickel ore from Falconbridge’s Thayer-Lindsley Mine in Sudbury travels the same lengthy route in reverse to the Falconbridge mill in Levack. By swapping the mill feeds, we will save on freight costs, reduce feed variability and improve mill recoveries. Work is also underway to reconfigure Inco’s Sudbury mill circuit to produce a separate copper concentrate that would feed the Kidd Creek smelter in Timmins. This will reduce freight charges and working capital associated with Kidd’s current South American feed. At the same time, diverting a portion of the copper stream will make more room for nickel in Inco’s Sudbury smelter. This will mean higher mine production and faster new mine development.
You told ... Scott Hand
Employees respond to Scott Hand’s announcement on October 11, 2005
“Thank you Scott, for keeping me up to speed on this issue. I am proud to be part of the ‘new Inco’ and excited about our future in mining.”
Bill SanCartier, reconditioner, Creighton Mine, Sudbury
“Awesome deal. Congratulations.”
Dan Labine, environmental/decommissioning co-ordinator, Stobie, Garson and Whistle Mines
“This is indeed exciting news and it’s always nice to be associated with the big players.”
Raymond Rutherford, superintendent, warehousing, PT Inco
Tell us what you think at:
employeequestions@inco.com
INCO | exchange SPECIAL EDITION

OPERATIONS AND DEVELOPMENT PROJECTS

The new Inco will be more geographically diverse with operations, projects and offices in 28 countries and a marketing network that extends to over 40. The new company will become the world’s leading nickel producer, eighth largest copper producer, third largest zinc producer, a leading cobalt producer, and will have 10 per cent of the United States aluminum market. The new company will also possess an enviable portfolio of growth projects and will be a Canadian-based, global mining leader.

OPERATIONS
NICKEL
North America
Montcalm mine — Timmins, Ontario
Novamet Specialty Products Corp. — Wyckoff, New Jersey
Raglan mine — Nunavik Territory, Quebec
Sudbury mines and processing facilities — Sudbury, Ontario
Thompson mines and processing facilities
— Thompson, Manitoba
Caribbean
Falcondo mine and processing plant
— Bonao, Dominican Republic
Europe
Clydach refinery — Swansea, Wales
Asia
Inco Advanced Technology Materials Co., Ltd.
— Dalian, China and Shenyang, China
Inco TNC Limited — Matsuzaka (Tokyo), Japan
Jinco Nonferrous Metals Co. Ltd. — Kunshan, China
Korea Nickel Corporation — Onsan, South Korea
Taiwan Nickel Refining Corporation — Kaohsiung, Taiwan
PT Inco mine and processing facility — Sorowako, Indonesia
COPPER
North America
CCR refinery — Montreal, Quebec
Horne smelter — Rouyn-Noranda, Quebec
Kidd Creek mine and smelter — Timmins, Ontario
South America
Altonorte smelter — La Negra, Region II, Chile
Antamina mine — Department of Ancash, Peru
Collahuasi mine — Region I, Chile
Lomas Bayas mine — Region II, Chile

ZINC
North America
Brunswick mine — Bathurst, New Brunswick
Brunswick smelter — Belledune, New Brunswick
CEZ refinery — Valleyfield, Quebec
General Smelting — Lachine, Quebec
Kidd Creek smelter and refinery — Timmins, Ontario
COBALT
North America
Port Colborne refinery — Port Colborne, Ontario
ALUMINUM
North America
GramercyAlumina refinery — Gramercy, Louisiana
Primary Aluminum smelter — New Madrid, Missouri
Rolling mills — Huntingdon,Tennessee; Newport, Arkansas;
Salisbury, North Carolina
Caribbean
St.Ann Bauxite mine — Discovery Bay, Jamaica
OTHER
North America
Noranda Recycling — Brampton, Ontario; East Providence,
Rhode Island; La Vergne,Tennessee; Roseville, California;
San Jose, California
NorFalco LLC (sulphuric acid) — Independence, Ohio;
Mississauga, Ontario
The International Metals Reclamation Company, Inc.
— Ellwood City, Pennsylvania
Europe
Acton refinery (platinum-group metals) — London, England
DEVELOPMENT PROJECTS
NICKEL
Goro Nickel S.A. mine and processing facility
— South Province, New Caledonia
Kabanga — Tanzania
Koniambo — North Province, New Caledonia
Nickel Rim South — Sudbury, Ontario
PT Inco expansion — Sorowako, Indonesia
Voisey’s Bay Nickel Company Limited mine,
   concentrator and demonstration plant
— St. John’s, Newfoundland and Labrador
COPPER
Frieda River — Papua, New Guinea
El Morro — Region III, Chile
El Pachón — Argentina
West Wall — Region IV, Chile
ZINC
Lady Loretta — Queensland, Australia
Lennard Shelf — Western Australia, Australia
Perseverance — Matagami, Quebec

INCO | exchange SPECIAL EDITION